SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

RELEVANT FACT

BRASKEM AND PETROQUISA ANNOUNCE A US$ 240 MILLION JOINT VENTURE
FOR THE PRODUCTION OF POLYPROPYLENE IN SÃO PAULO

BRASKEM S.A. (“Braskem”) and PETROBRAS QUÍMICA S.A. (“Petroquisa”) in compliance with the provisions of CVM Instruction 358/02, inform their shareholders and the market as follows:

The Boards of Directors of Braskem and Petroquisa, in meetings held on the present date, approved an association between the companies to invest in a modern and competitive unit for the production and sale of polypropylene (the ”Joint Venture”).

The Joint Venture aims to meet the growing demand for polypropylene in domestic and international markets, focused on production cost competitiveness and value creation to shareholders. The Joint Venture will be formalized through the creation of a new company, the voting capital of which will be held by Braskem (60%) and Petroquisa (40%). The new company will be jointly managed by both shareholders.

The new industrial unit will be built in the city of Paulínia, State of São Paulo, and will use polymer-grade propylene, to be supplied by Petrobas, as raw material. Operations are scheduled to begin by the end of 2007, with initial production of 300,000 tons/year, using Braskem’s state-of-the-art technology. The new unit will operate under the most strict safety and environmental standards, consistent with sustainable development concepts.

The Joint Venture will benefit from Braskem´s and Petroquisa’s expertise in developing and managing petrochemical ventures, as well as the support of Braskem´s and Petrobras’ research centers. Braskem will be responsible for the development, technical support and sale of products of the Joint Venture.

Investments in the new industrial unit are estimated at US$ 240 million, to be made up by approximately 30% equity and 70% of funds raised from long term financing specifically for this project.

The Brazilian Administrative Council for Economic Defense – CADE and other regulatory bodies will be notified of the Joint Venture in the near future.

São Paulo, June 22, 2005

Paul Altit	Kuniyuki Terabe
Investor Relations Officer	CEO and Investor Relations Officer
Braskem S.A	Petrobras Química S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer